Exhibit 99.1

ASX and Media Release

3 January 2022

Opthea Appoints Chief Commercial Officer to Lead

Commercialization of OPT-302 for Wet AMD

Melbourne, Australia; 3 January 2022 – Opthea Limited (ASX:OPT; Nasdaq:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, is pleased to announce the appointment of Ms. Judith Robertson as the Company’s first Chief Commercial Officer (CCO), effective 1 January 2021. Concurrently with this appointment, Ms. Robertson has stepped down as a non-executive member of the Opthea Board of Directors, a position she has held since June 2021, to pursue the full-time executive CCO role.

Opthea’s Chief Executive Officer, Dr. Megan Baldwin, commented “I am delighted to welcome Ms. Robertson to the executive management team to lead both the U.S. and global commercialization activities for OPT-302. Ms. Robertson’s appointment reflects her deep commitment to the Company and her conviction in the potential of targeting VEGF-C/-D to improve visual acuity outcomes in patients with wet age-related macular degeneration (AMD). Ms. Robertson’s appointment is timely as we advance our Phase 3 registrational program and commercialization efforts for OPT-302. We look forward to capitalizing on both her deep knowledge of the Company and her experience in overseeing the launch of multiple ophthalmology products.”

Ms. Judith Robertson is an accomplished life sciences commercial executive with an extensive track record for building, leading and launching several commercial organizations. Prior to joining Opthea, Ms. Robertson was most recently Chief Commercial Officer of Eleusis Ltd and was previously Chief Commercial Officer of Aerie Pharmaceuticals, where she oversaw the launch of Rhopressa®, the first product targeting a new mechanism of action for the treatment of glaucoma in 20 years, and the launch of the combination product Rocklatan®. Prior to Aerie, Ms. Robertson was Global Commercial Vice President Immunology and Ophthalmology at Johnson and Johnson, Janssen Pharmaceuticals, and Global Vice President Ophthalmology at Novartis (formerly Alcon). Her prior experience also includes several senior executive commercial roles at Searle and Bristol Myers Squibb including President and General Manager of Bristol Myers Squibb Canada.

Opthea’s Chairman, Dr. Jeremy Levin, commented “On behalf of Opthea’s Board of Directors, I wish to thank Ms. Robertson for her service to the Company as a non-executive director. We are confident that Ms. Robertson’s commercial expertise will continue to be a great asset to the Company as she moves to an executive role. Furthermore, Ms. Robertson’s appointment adds to our goal of building out a substantial presence in the United States, a key market as we look towards commercialization.”

About Opthea

Opthea (ASX:OPT; Nasdaq: OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement, including, but not limited to, the advancement of Opthea’s Phase 3 registrational program and commercialization efforts for OPT-302 and Opthea’s goal of building out a substantial presence in the United States. Such statements are based on Opthea’s current plans, objectives, estimates, expectations, and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Opthea’s Annual Report on Form 20-F filed with the SEC on October 28, 2021. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

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Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567